AiPEX5

AI Powered US Equity Index 5



Monthly Performance Report - June 2023

About AiPEX5

The AI Powered US Equity Indexes are the first and only rules-based equity strategies to use IBM Watson's Artificial Intelligence ("AI") capabilities to turn data into investment insight. HSBC and San Francisco based asset manager EquBot have developed the AI Powered US Equity Index 5 ("AiPEX5"), a risk controlled, excess return index. AiPEX5 is comprised of approximately 250 U.S. publicly traded companies, selected monthly based on a 3-step equity selection process that utilizes objective artificial intelligence techniques to dynamically select the underlying constituents. The investment process is intended to provide growth through a variety of market conditions.

Index Return Summary: Historical & Simulated*



Index Overview

Website:	**aipex5.gbm.hsbc.com**
Bloomberg Ticker:	**AIPEX5 Index**
Geographical Focus:	**United States**
Launch Date:	**5/4/2020**
Index Type:	**Excess Return**
Index Sponsor:	**EquBot, Inc.**
Index Calculation Agent:	**Solactive AG**
Index Fee:	**0.85% per year**

Index Performance: Historical & Simulated*

1 Month	2.09%
YTD	0.67%
1Y	1.26%
3Y	0.23%
5Y	-0.25%
10Y	35.95%
10Y Annualized Volatility	4.91%
10Y Sharpe Ratio	-0.40
Cumulative Return	92.56%

Top 10 Holdings: As of 6/30/2023

	Index Weight(%)	Sector
NVIDIA CORP	7.3%	Electronic Technology
ADOBE INC	5.2%	Technology Services
EXXON MOBIL CORP	5.0%	Energy Minerals
ADVANCED MICRO DEVICES	4.5%	Electronic Technology
DEERE & CO	2.7%	Producer Manufacturing
PHILIP MORRIS INTERNATIONAL	2.5%	Consumer Non-Durables
MONOLITHIC POWER SYSTEMS INC	1.9%	Electronic Technology
SYNOPSYS INC	1.6%	Technology Services
SKYWORKS SOLUTIONS INC	1.6%	Electronic Technology
ELI LILLY & CO	1.5%	Health Technology
Total	**33.7%**	

Annual Index Performance: Historical & Simulated*

2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
3.7%	6.4%	-4.7%	10.1%	7.1%	-0.5%	4.0%	15.8%	4.8%	-0.5%	4.6%	14.0%	-2.1%	4.6%	2.7%	1.9%	-6.4%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

HSBC

Monthly Performance Report - June 2023

Top 10 Sector Allocations



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	8.24%	4.88%
Electronic Technology	22.48%	16.63%
Energy Minerals	7.47%	3.37%
Finance	11.23%	12.24%
Health Technology	3.41%	10.08%
Producer Manufacturing	9.34%	3.92%
Retail Trade	4.69%	6.99%
Technology Services	17.36%	19.64%
Transportation	2.33%	1.92%
Utilities	4.00%	2.58%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Contributions to Return



Sector	Portfolio	Solactive US Large & Mid Cap Index
Consumer Non-Durables	-0.01%	0.15%
Electronic Technology	0.31%	1.38%
Energy Minerals	0%	0.19%
Finance	0.48%	0.76%
Health Technology	0.08%	0.45%
Producer Manufacturing	0.3%	0.51%
Retail Trade	0.21%	0.51%
Technology Services	0.09%	0.77%
Transportation	0.03%	0.2%
Utilities	0.01%	0.04%

■ Portfolio ■ Solactive US Large & Mid Cap Index

Daily Risk Control Allocation - Historical & Simulated*

	As of 6/30/2023	3Y Average	5Y Average	10Y Average
Equity Portfolio	37.75%	24.36%	27.59%	34.49%
Cash	62.25%	75.64%	72.41%	65.51%

* Source: Solactive, EquBot, HSBC, Bloomberg, from 4/30/2004 to 6/30/2023. The graph and tables above set forth the hypothetical back-tested performance of the Index from April 30, 2004 through May 4, 2020 and actual index performance thereafter. See the risk factors and "Use of Simulated Returns" herein.

